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December 11, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore
Re:	Axonic Alternative Income Fund (File Nos. 333-227724 and 811-23385)
Dear Mr. Minore:
This letter responds to comments that you conveyed in a letter dated November 2, 2018, in connection with your review of the registration statement on Form N-2 (“Registration Statement”) for Axonic Alternative Income Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2018.  The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Appendix A to this response letter contains changed pages of a revised version of the Registration Statement, which reflect the responses below.  The Fund will file a pre-effective amendment to the Registration Statement that will incorporate the revised Registration Statement with any additional comments that you may have along with the audited seed financial statements and required exhibits (“Pre-Effective Amendment No. 1”).  Capitalized terms not defined herein have the definitions provided in the Registration Statement.
Prospectus
Outside Front Cover
Comment: We note the reference to the ticker symbol for the Fund’s shares. However, the prospectus disclosure states that the Fund’s shares will be not be listed for trading on any exchange. Please reconcile the disclosure.
Response: The Fund confirms that its shares will not be listed for trading on any exchange.  However, like many registered open-end investment companies and closed-end investment companies that do not trade on an exchange, the Fund has obtained a ticker symbol, which will be reflected in Pre-Effective Amendment No. 1.
Principal Investment Strategies
1.
Comment: The disclosure identifies a vast array of structured finance vehicles in which the Fund may invest. The disclosure states that the instruments invested in by the Fund may be senior or subordinate, and may include equity tranches of structured credit instruments. Please expand the disclosure to indicate whether there is any limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of any of the structured finance vehicles identified on the outside front cover of the prospectus.

Response: The Fund has revised the disclosure to indicate that there is no limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of any of the structured finance vehicles in which the Fund may invest.  The Fund notes that, notwithstanding the foregoing, it will maintain portfolio assets that are sufficiently liquid so that the company can comply with its fundamental policy on repurchases and with the liquidity requirements of Rule 23c‑3(b)(10)(i) under the 1940 Act.
2.
Comment: The second paragraph states that the Fund’s investments may be issued by U.S. and non-U.S. issuers. Disclose the overall maximum percentage of the Fund’s assets that may be invested in the securities of non-U.S. issuers, and any overall limit on investing the Fund’s assets in the securities of emerging market issuers. In the alternative, disclose, if true, that the Fund may invest in these securities without limit.

Response: The Fund has revised the disclosure to indicate that there is no limit on the percentage of the Fund’s assets that may be invested in the securities of non-U.S. issuers, including, without limitation, securities of emerging markets issuers, although the Fund does not currently intend to invest more than 10% of its assets in non-U.S. issuers under normal circumstances.
3.
Comment: We note that the Fund may invest in “consumer loans and participations.” Please add prospectus disclosure, as appropriate, to describe the types of consumer loans and participations in which the Fund may principally invest, as well as the principal risks of such investments.

Response: The Fund does not currently intend to principally invest in consumer loans and participations and has removed references to such instruments from the Principal Investment Strategies section.  The Fund notes, however, that certain of the CLOs and CDOs in which the Fund may invest may hold consumer loans and participations and that the Fund’s Asset-Backed Securities Risks disclosure addresses the risks relating to the Fund’s indirect exposure to such instruments through its investments in CLOs and CDOs.
4.
Comment: The disclosure states that the Fund may utilize derivative instruments for speculative purposes. In an appropriate section of the prospectus, disclose the related special risks to which the Fund may be exposed when utilizing derivatives for speculative purposes.

Response: The Fund will add the following disclosure concerning the special risks to which the Fund may be exposed when utilizing derivatives for speculative purposes to the existing risk disclosure on investments in derivative instruments:

The Fund may use derivatives for hedging or speculative purposes, and certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Adviser to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.
Unlisted Closed-End Fund
5.	Comment: Expand the heading of this section to clarify that “The Fund is an Unlisted Closed-End Fund.”
Response: The Fund has revised the heading of this section accordingly.
6.	Comment: Add bullet-point disclosure to state that “an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”
Response: The Fund has revised the disclosure accordingly.
7.
Comment: In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response: The Fund hereby confirms that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.
Prospectus Summary
Investment Objective Investment Opportunities and Strategies (page 2)
8.
Comment: The disclosure contained in the seventh paragraph states that “Axonic’s investment strategies primarily focus on capital preservation and consistent, low-volatility returns.” However, the last paragraph indicates that “the investment performance of the Fund may be considerably more volatile than that of more conventional markets.” Furthermore, the disclosure on page 15 states that “the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.” Please revise the disclosure to convey a consistent presentation of the level of volatility and risk that is being offered by an investment in the Fund.

Response: The disclosure has been revised as follows: “Axonic’s investment strategies primarily focus on capital preservation and generation of income and other gains while seeking to minimize the adverse effects of rising interest rates.”
Portfolio Composition (page 2)
9.
Comment: We note the myriad types of loans and other debt instruments in which the Fund may invest that are described in this section and elsewhere throughout the prospectus. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Response: The Fund may invest in or have exposure to covenant-lite loans made to operating companies indirectly through its investments in CLOs, CDOs or other types of structured securities.  Accordingly, the Fund has revised its risk disclosure to include the following:
Some of the loans underlying the CDOs, CLOs and other types of structured securities in which the Fund may invest may be “covenant-lite” loans, which contain fewer or less restrictive constraints on the borrower than certain other types of loans.  In a covenant-lite loan, the covenants that require the borrower to maintain certain financial ratios are eliminated altogether, and lenders are left to rely only on covenants that restrict a company from incurring or actively engaging in certain action.  A covenant that only restricts a company from incurring new debt cannot be violated simply by a deteriorating financial condition.  Instead, the company must take affirmative action in order to breach it. The impact of such covenant-lite loans may be to delay a lender’s ability to take control over troubled deals, which could impose a greater risk of loss on such investments as compared to investments that provide exposure to loans with additional or more conventional covenants.

Structured Investments (page 3)
10.
Comment: Please disclose whether investing in any particular tranche or tranches of structured investment vehicles is a principal investment strategy of the Fund. Also provide risk disclosure, as appropriate.

Response: The Fund has revised this disclosure to indicate that it may invest in any tranche of a structured investment vehicle, including junior debt, residual or equity tranches.
REIT and Other Equities (page 4)
11.
Comment: The prospectus states that the Fund may invest in exchange traded funds (“ETFs”). Please confirm if the Fund intends to invest in these types of holdings and if so, please confirm they are being monitored for inclusion in an “Acquired Fund Fees & Expenses” fee table line item presentation.

Response: The Fund may invest in ETFs or other equity investments primarily to gain exposure to financially-related companies, such as mortgage, commercial and other REITs; title, financial guaranty and other insurers and reinsurers; banks; marketplace and other lenders; mortgage originators; mortgage and other loan servicers; and homebuilders.  The Fund confirms that it does not expect to invest in ETFs during its first 12 months of operations and that such investments will be monitored for inclusion in an “Acquired Fund Fees & Expenses” line item in the fee table in accordance with the requirements of Form N-2.
High Yield Securities (page 5)
12.
Comment: The disclosure states that there is no minimum credit quality for securities in which the Fund may invest. Amplify the disclosure to state that, if true, the Fund may invest without limit in securities rated as low as “D” or unrated securities of comparable quality.

Response: The disclosure has been revised as follows:
High yield securities. The Fund may invest in below investment grade securities. These “high-yield” securities (also known as “junk bonds”) will generally be rated BB or lower by S&P or of equivalent quality rating from another Nationally Recognized Statistical Ratings Organization (“NRSRO”), or if unrated, considered by the Adviser to be of comparable quality. There is no minimum credit quality for securities in which the Fund may invest.  Accordingly, the Fund may invest without limit in securities rated as low as D by S&P or of equivalent quality rating from another NRSRO or that are unrated securities of comparable quality.

International Securities (page 5)
13.
Comment: The prospectus states that the Fund may invest in securities of companies in developed markets. Please clarify whether or not the Fund may also invest in securities of companies in developing or emerging markets.

Response: The disclosure has been revised as follows:
The Fund may invest, without limit, in securities of companies in developed, developing or emerging markets.
Leverage (page 5)
14.
Comment: The disclosure states that the Fund may use leverage to the extent permitted by the 1940 Act, including through the issuance of preferred shares. Disclose whether or not the Fund expects to issue preferred shares within 12 months from the date of the prospectus. If the Fund expects to issue preferred shares during this 12-month period then briefly highlight, in the prospectus summary, the characteristics of the preferred shares likely to be issued by the Fund and the related material risks to holders of its Shares. Additionally, provide an estimate of the costs of issuing and servicing preferred shares in the Fund’s fee table.

Response: The disclosure has been revised to disclose that the Fund does not expect to issue preferred shares within the 12-month period from the date of the prospectus.
Administrator, Transfer Agent, Fund Accountant (page 6)
15.
Comment: The second paragraph states that “pursuant to the Fund’s agreements with [•], [•] will receive a portion of fees from the Fund for services performed as administrator, transfer agent and fund accountant. [•] expects to receive a fee based on the average daily net assets of the Fund, subject to an annual minimum amount.” Please disclose the level of compensation that the Fund will pay for the aforementioned services.

Response: The Fund has revised its disclosure to explain that the Fund will enter into both (1) a Business Management Agreement with the Adviser, pursuant to which the Adviser will provide certain administrative services to the Fund and in connection with which the Fund will pay no fee to the Adviser and (2) an Administration Agreement with ALPS Fund Services, Inc., pursuant to which the Fund will pay ALPS Fund Services, Inc. a fee based on the average daily net assets of the Fund, subject to an annual minimum amount.

Distributions (page 6)
16.	Comment: Disclose that there can be no assurances that the Fund will achieve any level of distributions to its Shareholders.
Response: The Fund has revised the disclosure to indicate that there can be no assurances that the Fund will achieve any level of distributions to its Shareholders.
Purchase of Fund Shares (page 7)
17.
Comment: The disclosure refers the reader to the “Plan of Distribution” section “for purchase instructions and additional information.” However, we are unable to locate a “Plan of Distribution” section wherein such information is presented. Please revise.

Response: The disclosure has been revised as follows:
The Fund’s Shares are offered on a daily basis. Please see “How to Buy Shares” on page [•] for purchase instructions and additional information.
Risk Factors (page 11)
18.
Comment: Please highlight the risks associated with the current interest rate environment. For example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund’s future borrowings, its net investment income and distributions to its Shareholders, the trading prices of its Shares and its net asset value, Fund portfolio companies’ ability to service interest payment obligations and principal loan repayments.

Response: The Fund has revised the disclosure relating to “Interest Rate Risk” to include the following:
Following the prolonged period of historically low interest rates in the aftermath of the 2007-2008 financial crisis, interest rates have been rising during more recent periods.  Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates.  The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, some fixed income securities may experience increased volatility and may lose value, which could adversely impact the Fund’s net asset value.  Rising interest rates could also impair the ability of borrowers to service interest payment obligations and make principal loan repayments, which could adversely impact the Fund’s net investment income and its distributions to Shareholders.  Additionally, decreases in the value of fixed income securities could lead to increased shareholder redemptions, which could impair the Fund’s ability to achieve its investment objective.

Derivatives Risk (page 12)
19.
Comment: In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Fund believes that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund and the expected Fund assets that are to be allocated to derivatives.
Summary of Fees and Expenses (page 16)
20.
Comment: We note that most of the information in the fee table and Example is incomplete.  Please provide us with the details of the Fund’s fees, expenses and Example presentation as soon as they are available.

Response: The Fund has provided the draft fee table and Example on page 17 of the prospectus in Appendix A and will include final versions in Pre-Effective Amendment No. 1.
21.
Comment: The prospectus states that the Fund may engage in short sales. Please confirm if the Fund intends to use short sales and, if so, please include an estimate of dividends and interest expense on short sales in the fee table.

Response: The Fund hereby confirms that it does not expect to use short sales as part of its principal investment strategy.   As a result, references to short sales have been removed.
22.	Comment: Please confirm if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table.
Response: The Fund intends to enter into reverse repurchase agreements during its first 12 months of operations.  Accordingly, the fee table has been revised to include an Interest Payments on Borrowed Funds line item, which reflects the estimated interest costs expected to be incurred.
23.
Comment: We note the absence of the “Acquired Fund Fees & Expenses” line item from the Fund’s fee table. Please confirm to us in your response letter that the Fund will not in the upcoming year make investments in an “Acquired Fund” (as defined in Instruction 10 to Item 3 of Form N‑2) at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Fund does not intend to invest in an Acquired Fund.

Response: The Fund expects to invest a portion of its portfolio in money market mutual funds for cash management purposes.  Accordingly, the fee table has been revised to include an Acquired Fund Fees and Expenses line item reflecting the estimated fees and expenses expected to be incurred indirectly through such investments.
24.
Comment: Footnotes (1) & (2) to the fee table state that presentation of Annual Fund Expenses and Other Expenses assume that the Fund raises “$[•]” in proceeds. In your response letter, discuss the reasonableness of the particular level of proceeds that will ultimately be selected and disclosed in footnotes (1) & (2) that will form the basis of the assumption. Also, in the response letter, the Fund should undertake to update the fee table and Example if at any time during the continuous offering period it reasonably appears that the Fund will not be able to raise the assumed amount of proceeds during the first twelve months after effectiveness and where such shortfall in sales materially impacts the current fee table and Example presentation.

Response: In determining the amount of proceeds that the Fund expects to raise during its first fiscal year for purposes of estimating the Fund’s fees and expenses, the Adviser considered a number of factors, including the Adviser’s marketing strategies, its views regarding the state of the closed-end interval fund market and the asset levels of similar closed-end interval funds.  The Fund undertakes to update the fee table and Example if at any time during the continuous offering period it reasonably appears that the Fund will not be able to raise the assumed amount of proceeds during the first twelve months after effectiveness and where such shortfall in sales materially impacts the current fee table and Example presentation.
25.	Comment: In a footnote to the fee table, briefly explain how derivatives will be valued for purposes of determining the management fee payable under the Investment Advisory Agreement.
Response: The Fund notes that the management fee payable under the Investment Advisory Agreement is determined based on the Fund’s average daily net assets.  The Fund’s NAV is calculated daily in accordance with the Fund’s valuation policies and procedures.  Accordingly, unlike certain closed-end investment companies that determine their management fees based on managed assets, which may reflect the effects of leverage obtained through borrowing or derivative instruments, the Fund’s management fee would not be impacted by the use of leverage.  The Fund believes the addition of a footnote explaining how derivatives will be valued for purposes of determining the management fee could imply that the valuation procedures employed for that purpose differ from those used for purposes of the Fund’s daily NAV calculation, which could cause confusion for investors.  Accordingly, the Fund respectfully declines to incorporate this disclosure.
26.
Comment: Please make clear, in a footnote to the fee table, that all of the fees and expenses of any subsidiary or special purpose vehicle (“SPV”) that the Fund expects to form during the next 12 months period are included in the “Total Annual Fund Operating Expenses” line item presentation.

Response: The Fund does not expect to form a subsidiary or SPV during its first twelve months of operations, and the prospectus does not discuss the use of such a vehicle.  Accordingly, the Fund believes that such disclosure in the fee table could cause confusion and respectfully declines to add such a footnote.  However, to the extent the Fund’s prospectus is amended or supplemented in the future to disclose the use of a subsidiary or SPV, the Fund will consider whether additional disclosure in the fee table would be appropriate.
Use of Proceeds (page 17)
27.
Comment: We note from the Plan of Distribution section that the Fund’s shares are being continuously offered on a best efforts basis. Additionally, the Use of Proceeds section discloses that “there can be no assurance that the Fund will be able to sell all the Shares it is offering. If the Fund sells only a portion of the Shares it is offering, the Fund may be unable to achieve its investment objective.” Please expand the disclosure to provide an estimate of the minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

Response: The Fund has revised the disclosure in the Use of Proceeds section as follows:
The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations, and there can be no assurance that the Fund will be able to sell all the Shares it is offering. If the Fund sells only a portion of the Shares it is offering, the Fund may be unable to achieve its investment objective.  In order for the Fund to have viable operations, the Adviser believes the Fund will need to raise approximately $5 million in proceeds from this offering. To the extent that the Fund is unable to raise such amount in a timely manner or at all, it would have a negative impact on the ability of the Fund to meet its investment objective and, among other things, diversify its portfolio and meet the asset diversification requirements to qualify as a RIC under the Code.
Types of Investments and Related Risks (page 21)
28.
Comment: Expand the first paragraph to state that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response:  The disclosure has been revised as follows:
The risks below include risks associated with investments in the Fund specifically, as well as risks generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.

29.
Comment: The disclosure throughout the prospectus states that the Fund’s investments may be issued by U.S. and non-U.S. issuers. Additionally, that exposure to structured finance securities entails various risks, including geographic risks. Accordingly, if a material amount of the Fund’s investments are expected to be exposed to the risks of any non-U.S. country or other geographic region, separate risk disclosure pertaining to any such non-U.S. country or geographic region should be included in the prospectus.

Response: The Fund has reviewed its disclosure in light of this comment and does not believe that any changes to highlight any non-U.S. country or other geographic risk as a principal risk of the Fund are necessary.
30.
Comment: Furthermore, given the Fund’s anticipated focus on real estate-related investments, consider providing risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower’s obligations to a lender.

Response: The Fund has added the following disclosure under “Non-U.S. Investment Risks” in the Types of Investments and Related Risks section of the Prospectus
The Fund may directly or indirectly hold loans from obligors located in non-U.S. jurisdiction.  It may be more difficult and costly for the Fund to enforce the terms of loans against foreign obligors than obligors of loans in U.S. jurisdictions.  Adverse economic conditions in such jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans.  Collection on purchased loans may also be affected by economic and political conditions in the country or region in which the obligor is located.  Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law.  Accordingly, the actual rates of delinquencies, defaults and losses on non-U.S. loans could be higher than those experienced with loans to obligors located in the United States.
Borrowing Risks and Leverage Risks (page 21)
31.	Comment: Disclose that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.
Response: The Fund has added disclosure clarifying that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.

Commercial and Residential Mortgages and Loans Risks (page 21)
32.
Comment: Page 22 states that the Fund may, directly or indirectly (including through a wholly- or partially-owned separate entity), purchase U.S. residential mortgages that do not satisfy the U.S. Consumer Financial Protection Bureau’s definition for a “qualified mortgage” (or similar definitions of other regulators) as well as qualified mortgages and secured or unsecured consumer loans. Additionally, the Fund or a wholly- or partially-owned separate entity may be required to obtain licenses or qualify in those jurisdictions in which the borrowers under these loans or in which the properties secured by the loans are located. With respect to any SPV or any wholly-owned entities that the Fund may use, please provide details in your response letter regarding the choice of form of entity and jurisdiction of organization.

Response: The Fund does not presently intend to invest in wholly-owned entities or SPVs (“Subsidiaries”) and has deleted references to such Subsidiaries.
33.	Comment: Also, please confirm the following:
a.            that the Fund will comply with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned entities.
Response: As noted in response to Comment 32 above, does not presently intend to invest in Subsidiaries.

b.            that each of the separate investment advisory contracts that the wholly-owned entities will enter into with the Adviser or other person will comply with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser or other person and the wholly-owned entities are material contracts that should be included as exhibits to the registration statement if entered into during the offering period. Where the Fund and the wholly-owned entities have the same adviser for purposes of complying with Section 15(c), the reviews of the Fund’s and the wholly-owned entities’ investment advisory agreements may be combined.
Response: As noted in response to Comment 32 above, does not presently intend to invest in Subsidiaries.
c.            that the wholly-owned entities will comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the wholly-owned entities.
Response: As noted in response to Comment 32 above, does not presently intend to invest in Subsidiaries.
34.
Comment: Page 22 further states “the Fund may directly or indirectly purchase residential or commercial mortgage loans and consumer or commercial loans from various originators (including so-called peer to peer platforms).” Expand the disclosure to provide a meaningful description of the types of loans that the Fund may directly or indirectly purchase from “so-called peer to peer platforms,” as well as a description of the platforms originating such loans.  Disclose the maximum percentage of the Fund’s assets that may be invested in all of the aforementioned securities. We may have further comment.

Response: The Fund does not presently intend to invest in loans through “peer to peer platforms” and has deleted references to such platforms.
Credit Default Swap Agreements Risks (page 25)
35.
Comment: The disclosure states that the Fund may be the seller of a credit default swap. In your response letter, please confirm that when the Fund acts as seller of a credit default swap, the Fund will segregate assets equal to the full notional amount of the reference obligation.

Response: The Fund hereby confirms that when the Fund acts as the seller of a credit default swap, the Fund will segregate assets equal to the full notional amount of the reference obligation.

Uncertain Tax Treatment Risks (page 33)
36.
Comment: The staff notes the Uncertain Tax Treatment Risk related to OID disclosed in the prospectus. Please supplementally provide background on the issue and include details on the potential impact to the Fund and cite the applicable IRS rules.

Response: As a regulated investment company for tax purposes, the Fund is generally required to timely distribute its income and gains to avoid any entity level tax (the “Required Distribution”).  To calculate the Required Distribution in each taxable year, the Fund must determine the timing and character of its income, deductions, gains and losses with respect to each investment.  The Uncertain Tax Treatment Risks disclosure in the prospectus is intended to inform investors that the tax rules relating to below investment grade instruments are unclear in certain respects, which may make it more difficult for the Fund to calculate the Required Distribution.
For example, when a borrower’s financial situation deteriorates and some or all of the amounts owed may not (or definitely will not) be repaid, a number of issues arise for the Fund.  These issues include: (1) when can the Fund stop having to include interest in income as it accrues (Sections 446 and 1272 of the Code); (2) how are partial payments by the borrower allocated between principal and interest (Treasury Regulations Section 1.446-2(e) and 1.1275-2); and (3) when does the Fund realize a loss for tax purposes, and are losses realized by the Fund considered capital or ordinary losses (Sections 165 and 166 of the Code).
For a more detailed discussion of the tax treatment of the Fund’s investment in debt instruments, please see the Taxation section in the SAI.

Other Investment Companies Risks (page 35)
37.
Comment: The disclosure states that the Fund may invest in “other investment companies.” However, it is not clear from the disclosure whether the Fund may invest in entities that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (typically private equity funds and hedge funds). In your response letter, please indicate whether the Fund may invest in the aforementioned entities. Based on your response, we may have further comments.

Response: The Fund does not presently intend to invest in hedge funds or private equity funds (“private investment funds”).  The Fund expects that some of the CLOs, CDOs and other structured finance vehicles in which the Fund may invest may rely on the exclusion in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act from the definition of investment company.  However, the Fund respectfully notes that not all issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act are private investment funds and that many issuers that rely on Section 3(c)(1) or 3(c)(7), including CLOs and CDOs, do not present the same risks or considerations as private investment funds.  The Fund further notes that while many such issuers appear to rely on Section 3(c)(1) or 3(c)(7) based on their disclosures and offering practices, in many cases such issuers may be eligible to rely on other exceptions from investment company status, such as Section 3(c)(5) of the 1940 Act or Rule 3a-7 under the 1940 Act.
Organization and Offering Costs (page 39)
38.	Comment: Please disclose, here and elsewhere in the prospectus as appropriate, if any of the organizational and offering expenses paid by the Adviser are subject to recoupment.
Response: The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (including organizational and offering expenses) to limit the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement to 2.00% of the Fund’s average daily net assets.  The revised Registration Statement in Appendix A further discloses (and Pre-Effective Amendment No. 1 will also disclose) that the Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund to exceed the current Expense Limit or the Expense Limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense (see footnote 3 to the fee table on page 17 of the prospectus in Appendix A; this disclosure will also appear elsewhere in the prospectus as appropriate).
39.	Comment: Discuss in your response letter the Fund’s method for accounting for offering costs. Please include in the response the literature that supports the accounting.
Response: Offering costs incurred directly by the Fund will be accounted for as a deferred charge and will be amortized over 12 months on a straight-line basis, consistent with ASC-946-20-35-5.

Determination of Net Asset Value (page 41)
40.
Comment: In your response letter, please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Trustees will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Fund confirms that its Board of Trustees will review the fair valuation methodologies in consideration of its approval of the Fund’s procedures relating to valuation and will have processes for reviewing the historical accuracy of those fair valuation methodologies.
Conflicts of Interest (page 43)
41.	Comment: Please expand the disclosure to highlight the policies and procedures that the Fund has adopted to identify, address and resolve conflicts of interest.
Response: The disclosure has been expanded to highlight the policies and procedures that the Fund and the Adviser have adopted to identify, address and resolve conflicts of interest.
Dividend Reinvestment Plan (page 61)
42.	Comment: Disclose that reinvested dividends increase the Fund’s total assets on which a management fee is payable to Fund’s Adviser.
Response: The disclosure has been revised to include the following:
Reinvested dividends increase the Fund’s total assets on which a management fee is payable to the Adviser.
Statement of Additional Information
Investment Restrictions (page 18)
43.
Comment: We note that fundamental investment restriction (7) states that “the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets.” Please expand the Fund’s concentration policy to state whether or not the Fund will also concentrate its investments in any other industry or group of industries.

Response: The disclosure has been revised to reflect that the Fund will not concentrate its investments in any industry or group of related industries other than mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.

Concentration (page 19)
44.	Comment: Please add the phrase “or group of industries” at the end of the first and second sentences.
Response: The disclosure has been revised accordingly.  As stated in the response to Comment 43, the disclosure has been revised to reflect that the Fund will not concentrate its investments in any industry or group of related industries other than mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
45.
Comment: The explanatory narrative accompanying the Fund’s concentration policy states that, “except to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act, the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.” When determining whether the Fund is in compliance with its concentration policies, the Fund should consider the investments of all of its underlying investment companies, including the Fund’s investment in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the ICA. Accordingly, please add disclosure to clarify that the Fund will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The disclosure has been revised accordingly.
Trustees and Officers (page 20)
46.	Comment: Please disclose all of the other information required by Item 18 of Form N-2 in the next pre-effective amendment.
Response: The Fund will include all of the remaining information required by Item 18 in Pre-Effective Amendment No. 1.
Financial Statements (page 39)
47.
Comment: Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response: No party other than the Fund’s sponsor or one of its affiliates will be providing the Fund’s initial (seed) capital.
Signatures
48.
Comment: Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Trustees.

Response: The Fund has a Board of Trustees whose composition complies with the applicable provisions of the ICA, and the Fund will comply with the signature requirements of Section 6(a) of the Securities Act in Pre-Effective Amendment No. 1.
Closing
Response: Please advise us if you have submitted or expect to submit an exemptive application or non-action request in connection with the registration statement.
The Fund has submitted to the SEC an application pursuant to section 6(c) of the 1940 Act for an order granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 act and rule 17d‑1 thereunder to permit the Fund to offer investors multiple classes of shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in the application.  The Fund has disclosed in Pre-Effective Amendment No. 1 that such application is pending and that, if an order is granted, the Fund may offer additional classes of shares in the future.
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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen